United States securities and exchange commission logo





                             August 24, 2021

       Wayne Tupuola
       Chief Executive Officer
       Laser Photonics Corporation
       1101 N. Keller Road, Suite G
       Orlando, FL 32810

                                                        Re: Laser Photonics
Corporation
                                                            Draft Registration
Statement on Form S-1
                                                            Filed July 28, 2021
                                                            CIK No. 0001807887

       Dear Mr. Tupuola:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted July 28, 2021

       Cover Page

   1.                                                   Please disclose whether
you have received approval for listing of the company   s common
                                                        shares on The Nasdaq
Capital Market. If you will not receive approval for listing of the
                                                        company   s securities
being offered prior to effectiveness, please prominently disclose this fact and disclose where
you expect the securities to trade.
   2.                                                   Please disclose on the
prospectus cover page the number of shares
                                                        of common stock
underlying the underwriter warrants being registered with this offering.
   3. Please disclose on the cover page of your prospectus that the company is a controlled company. Also, include
disclosure on the cover page that indicates the percentage of
 Wayne Tupuola
FirstName LastNameWayne
Laser Photonics Corporation Tupuola
Comapany
August 24, NameLaser
           2021       Photonics Corporation
August
Page 2 24, 2021 Page 2
FirstName LastName
         shares that will be held by public investors following the offering. Further, please revise your filing to disclose the legal implications and risks of being a controlled company.
The Company, page 6

4. Please disclose the amount of $2 million in purchase orders that are with the U.S
         Government. In this regard, we note your disclosure on page 15 that government customers have the right to cancel any contract for its convenience. Risk Factors, page 11

5. Please include a risk factor to highlight the risks, such as impairments, concerning the amount of your intangible assets compared to your total assets. Competition, page 12

6. We note the disclosure in the third bullet point about the ability of your suppliers to produce and deliver components, including sole or limited source components.
         Please add a section to disclose the extent to which your products are dependent on sole or limited components. Also, disclose the availability of the components and the names of the suppliers. In addition, clarify whether you have written agreements with any of the suppliers, and, if applicable, disclose the material terms of the agreements.
We are dependent on the U.S. Government for a portion of our business, page 14

7. Please expand the disclosure in the appropriate section to discuss the material terms of your contracts with the U.S. Army, Navy and Air Force mentioned on page 14. Also, file as exhibits your contracts with the U.S. Army, Navy and Air Force or tell us why you are not required to file them.
Use of Proceeds, page 26

8. Please disclose the approximate amount of proceeds you intend to use for each purpose you have listed in the second sentence of the third paragraph of this section. For proceeds to be used to discharge indebtedness, disclose the interest rate and maturity of maturity date of such indebtedness. For guidance, see Item 504 of Regulation S-K and Instruction 4 of that Item.

9. Please revise to provide more detail regarding what constitutes "working capital," "other general corporate purposes" and to "fund [y]our growth opportunities. For example, disclose the amount of proceeds you plan to use to pay ICT Investments in connection with your operating lease.
Capitalization, page 27

10. Please revise the introductory paragraph to indicate that the capitalization table on a pro forma basis gives effect to the repayment of debt using the offering proceeds.
 Wayne Tupuola
FirstName LastNameWayne
Laser Photonics Corporation Tupuola
Comapany
August 24, NameLaser
           2021       Photonics Corporation
August
Page 3 24, 2021 Page 3
FirstName LastName
Our Market, page 40

11. Please tell us why the disclosure about sizes of the markets in your document is not consistent with the disclosure in your Form 10-K filed on March 26, 2021. For example we note the disclosure on page 40 that "According to Global Market Insights, the laser cleaning market value is estimated at $9 billion in 2021 and projected to be $12 billion by
         2025" compared to the disclosure on page 5 of your Form 10-K that "The laser cleaning market is estimated to be valued at $611.4 million in 2020 and is expected to be worth
         $713.6 million by 2023, growing at a CAGR of 3.9% between 2020 and 2024 according to Absolute Reports and Data Bridge Market Research."

Our Market Opportunity, page 43

12. It is generally inappropriate to present information regarding revenue without also presenting a measure of income or loss. Please revise the disclosure on page 45 accordingly. For guidance, see Item 10(b)(2) of Regulation S-K. Also, revise the disclosure on page 45 to disclose the material assumption underlying the projections and provide detail about the bases for the projections.
Government Regulation, page 53

13. Please ensure that you have provided the disclosure required by Item 101(h)(ix) and (x) of
         Regulation S-K. For example, we note your disclosure on page 14 that approximately "10% of [y]our U.S. revenues have been from sales and services rendered
         directly or indirectly to the U.S. Government which we expect to grow to 25% in the next
         12 months." However, this section does not discuss material regulations applicable to your business concerning United States government contracts. Management, page 54

14. Please tell us why the disclosure in this section does not include Mark Kouri mentioned on page 62 of your Form 10-K filed on March 26, 2021.
15. Please file the consent of each director nominee as an exhibit to your registration statement. For guidance, see Rule 438 of Regulation C.
16. Please include a brief description of your Board of Advisors committee, such as the composition and the responsibilities of the committee. In this regard, we note the disclosure on page 63 that Dimitry Nikitin serves as a member of your Board of Advisors and that he received $75,218 as cash compensation in that role. Also, file as an exhibit the advisory board agreement.
Summary Compensation Table, page 60

17. Please clarify the reference to "$70,5100" on page 60. Also, tell us why the disclosure in the table on page 60 about compensation for the fiscal year ended December 31, 2020 is
 Wayne Tupuola
FirstName LastNameWayne
Laser Photonics Corporation Tupuola
Comapany
August 24, NameLaser
           2021       Photonics Corporation
August
Page 4 24, 2021 Page 4
FirstName LastName
         not consistent with the disclosure in the Summary Compensation Table on page 67 of your Form 10-K filed on March 26, 2021.
18. Please tell us why the table on page 60 does not mention Mr. Tupuola "received directly from ICT Investments 555,555 shares in form of re-assignment for recognition of achievements in the Company progress in 2020" mentioned on page 80. 2020 Director Compensation, page 62

19. Please tell us why the disclosure in this section does not mention the following disclosure on page 80: (1) cash compensation of $12,749 that Ms. Nikitina received during 2020; (2)
         Ms. Nikitina "received directly from ICT Investments 200,000 shares in form of re-
         assignment for recognition of her efforts and success establishing of Marketing
         Department in 2020;" and (3) Mr. Bykov "received directly from ICT Investments
         277,777 shares in form of re-assignment for recognition of outstanding achievements of new generation of equipment design in 2020.
20. Please tell us, with a view to disclosure: (1) why ICT investments instead of you issued shares of your common stock to Messrs. Tupuola and Bykov and Ms. Nikitina for services that they provided to you; and (2) whether you have any agreements or understandings for
         ICT to continue to issue shares of your common stock to your officers and directors.
Security Ownership of Certain Beneficial Owners and Management, page 65

21. Please provide the beneficial ownership disclosure as of the most recent practicable date.
         For guidance, see Item 403 of Regulation S-K..

22. Please expand the disclosure in the table on page 65 to include the beneficial ownership of
         Messrs. Losey, Tennyson and Vodopiyanov mentioned on page 54. Certain Relationships and Related Party Transactions, page 69

23. In connection with assets purchased from ICT Investments in 2019 and 2020, please disclose the cost at which ICT Investments purchased the assets, the principle followed in determining the amount at which the assets were acquired, and the persons making such determination. For guidance, refer to Item 404(c)(ii) of Regulation
S-K.
         .
Underwriter Warrants, page 73

24. Please revise to remove any reference to prospectus supplement descriptions of warrants, and include a general description of your outstanding warrants as required by Item 202(c)
         of Regulation S-K. We also note disclosure on page 55 of the warrants in the offering. It appears, however, that you are registering only common stock.
         Please remove this reference, or explain why you have included the same in your filing.
 Wayne Tupuola
FirstName LastNameWayne
Laser Photonics Corporation Tupuola
Comapany
August 24, NameLaser
           2021       Photonics Corporation
August
Page 5 24, 2021 Page 5
FirstName LastName
Exhibit 23.1, page 78

25.      We note that the auditor   s consent only refers to your financial
statements as of December
         31, 2020 and 2019. Please include a revised consent that also references the other financial statements presented in your filing, including those for the year ended December
         31, 2020 and for the period November 8, 2019 (Inception) through December 31, 2019.
Signatures, page 79

26. Please clearly indicate below the second paragraph of text required on the Form S-1
         Signatures page who signed the document in the capacity of your controller or principal accounting officer.
Report of Independent Registered Public Accounting Firm, page F-2

27. We note that the audit report only references the balance sheet as of December 31, 2020
         and the related statement of operations, stockholders    equity
(deficit), and cash flows for
         the period November 8, 2019 (Inception) through December 31, 2019. Please revise to include an audit report that covers the balance sheets as of December 31, 2020 and 2019 and the related financial statements for the year ended December 31, 2020 and for the period November 8, 2019 (Inception) through December 31, 2019. Audited Financial Statements
Note 2 - Summary of Significant Accounting Policies
Intangible Assets, page F-10

28. We note that you acquired various assets approximating $4.8 million from your parent,
         ICT Investments LLC ("ICT"), during fiscal year 2020 and that that you valued the assets based on the fair value of your common stock issued in the transaction. It also appears that your pre-acquisition operations were insignificant relative to the post-acquisition operations and that you may have succeeded to a separately identifiable line of business of another entity. Please address the following comments in sufficient detail:

                Tell us how you determined the acquired assets do not represent a business, as defined in ASC 805-10-20. Refer to the guidance in ASC 805-10-55-3A through -9.

                Tell us how you determined the acquired assets do not meet the definition of a business in Rule 11-01(d) of Regulation S-X.

                Tell us how you determined historical financial statements related to the acquired assets were not required prior to their acquisition. In doing so, provide us with an analysis of whether your business had a predecessor, as defined in Rule 405 of
              Regulation C, whether there was a change of reporting entity under ASC 250-10-20 and ASC 250-10-45-21, and whether historical financial statements are required under common control accounting requirements of ASC 805-50-45-2. Also tell us
 Wayne Tupuola
Laser Photonics Corporation
August 24, 2021
Page 6
              how the assets were operated prior to the acquisition, including whether or not the assets were in service and generating revenues.

                Explain why you did not initially record the assets at the historical carrying amounts of ICT. See SAB Topic 5G and ASC 805-50-30-5.
29. Please address the following comments related to your intangible assets:

                You disclose on page F-25 that your intangible assets were not yet in service as of
              March 31, 2021 and it appears you are not recording amortization expense as a result. Tell us how you determined these assets were not yet in service and, in doing so, clarify how the assets are not related to your current revenue-generating activities and how they are not currently contributing economic benefits.

                Your disclosure on page F-10 appears to erroneously indicate that your intangible assets are deemed to have indefinite lives. Please either remove this disclosure or clarify your disclosures accordingly.

        You may contact Eiko Yaoita Pyles, Staff Accountant at (202) 551-3587 or Andrew
Blume, Staff Accountant at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney at (202)
551-3602 or Sherry Haywood, Staff Attorney at (202) 551-3345 with any other questions.



FirstName LastNameWayne Tupuola                                 Sincerely,
Comapany NameLaser Photonics Corporation
                                                                Division of
Corporation Finance
August 24, 2021 Page 6                                          Office of
Manufacturing
FirstName LastName